Filed by Fortis SA NV

This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2 under the Securities Exchange Act of 1934, as amended

Subject Company: ABN AMRO Holding NV

Commission File Number: 001-14624

Date: July 13, 2007

Press release

Brussels / Utrecht, 12 July 2007

Fortis convenes Extraordinary General Shareholder Meetings in Brussels and Utrecht on August 6

Shareholders entitled to register vote at both EGMs

On 13 July, Fortis will invite its shareholders to attend the Extraordinary General Meetings (EGMs) of Shareholders of Fortis SA/NV in Brussels and Fortis N.V. in Utrecht on 6 August. The notice, which will also be published in selected newspapers and on www.fortis.com, includes information regarding the proposed offer by Fortis, Royal Bank of Scotland and Santander for the issued and outstanding share capital of ABN AMRO. Because a Fortis share (‘unit’) entitles the holder to vote at both EGMs, Fortis invites its shareholders to attend both EGMs, or to use the proxy form, to cast a vote at both meetings.

How to cast your vote on 6 August 2007

The following voting guidelines apply:

•        Shareholders must register no later than 30 July.

•        Holders of registered shares can register by advising the company in writing of their intention to attend the EGMs. All holders of bearer shares can register with their shares at their bank branch and indicate that they wish to cast their votes (either by attending the meetings in person or by completing a proxy form). If your shares are deposited in a securities account you can also notify your bank branch in writing.

•        If you are unable to attend the meeting in person, you can appoint a proxy to represent you at the shareholders’ meetings. This can be either a specific person you appoint or, if you so wish, a person appointed by Fortis on your behalf. To appoint a proxy, you must complete and sign the relevant form, which can be ordered from Fortis and is available at www.fortis.com, under ‘Investor Relations’.

•        Each shareholder of Fortis is effectively a shareholder of both Fortis SA/NV in Belgium and of Fortis N.V. in the Netherlands, and is therefore entitled to vote at the shareholders’ meetings of both parent companies (in Brussels and in Utrecht). Completing a proxy form enables a shareholder to cast a vote at both meetings.

•        On 6 August, Fortis will hold the Extraordinary General Meeting of Shareholders at

•      9.15 am CET (Fortis SA/NV) at BOZAR/Palais des Beaux-Arts (Rue Ravenstein 23, 1000 Brussels);

•      3.00 pm CET (Fortis N.V.) at Fortis’s head office in the Netherlands (Archimedeslaan 6, 3584 Utrecht).

Fortis Rue Royale 20 1000 Brussels Belgium Archimedeslaan 6 3584 BA Utrecht The Netherlands www.fortis.com

Fortis is an international financial services provider engaged in banking and insurance. We offer our personal, business and institutional customers a comprehensive package of products and services through our own channels, in collaboration with intermediaries and through other distribution partners. With a market capitalisation of EUR 41.1 billion (29/06/2007), Fortis ranks among the twenty largest financial institutions in Europe. Our sound solvency position, our presence in 50 countries and our dedicated, professional workforce of 60,000 enable us to combine global strength with local flexibility and provide our clients with optimum support. More information is available at www.fortis.com.

Press Contacts:

Brussels:	+32 (0)2 565 35 84	Utrecht:	+31 (0)30 226 32 19

Investor Relations:
Brussels:	+32 (0)2 565 53 78	Utrecht:	+31 (0)30 226 32 20

As a reminder:

Since experience in recent years indicates that the quorum of 50% of the issued and outstanding capital – which is required to amend the articles of association in order to allow an increase in the authorised capital – will not be reached at the first EGM of 26 July (EGM I), Fortis is convening a second meeting (EGM II) at which this 50% quorum will no longer be required, but at which a resolution in this respect will need to be passed with a 75% majority.

EGM I	26 July 2007

02/07/2007	Notice of EGM (concerning the increase in authorised capital)
19/07/2007	Deadline for registration of shareholders
20/07/2007	Probable announcement that, based on registrations, the quorum has not been attained
26/07/2007	First EGM cannot pass the proposed resolution because of lack of quorum

EGM II	6 August 2007

13/07/2007	First notice of EGM (concerning approval of the bid for ABN AMRO shares)
20/07/2007	Second notice of EGM (concerning approval of the increase in authorised capital – in the event that EGM I fails to reach a quorum)
30/07/2007	Deadline for registration of shareholders
06/08/2007	Second EGM: resolutions to approve the bid for ABN AMRO and to increase the authorised capital, the latter with a 75% majority

Important Information

This announcement is made pursuant to article 9b(1) of the Dutch Decree on the Supervision of the Securities Trade 1995.

In connection with the proposed offer for ABN AMRO, RBS expects to file with the U.S. SEC a Registration Statement on Form F-4, which will constitute a prospectus, and the Banks expect to file with the SEC a Tender Offer Statement on Schedule TO and other relevant materials. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE PROPOSED OFFER IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a copy of such documents, without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from each Bank, without charge, once they are filed with the SEC.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This announcement includes certain “forward-looking statements”. These statements are based on the current expectations of the Banks and are naturally subject to uncertainty and changes in certain circumstances. Forward-looking statements include any statements related to the benefits or synergies resulting from a transaction with ABN AMRO and, without limitation, statements typically containing words such as “intends”, “expects”, “anticipates”, “targets”, “plans”, “estimates” and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the presence of a competitive offer for ABN AMRO, satisfaction of any pre-conditions or conditions to the proposed offer, including the receipt of required regulatory and anti-trust approvals, the successful completion of the offer or any subsequent compulsory acquisition procedure, the anticipated benefits of the proposed offer (including anticipated synergies) not being realized, the separation and integration of ABN AMRO and its assets among the Banks and the integration of such businesses and assets by the Banks being materially delayed or more costly or difficult than expected, as well as additional factors, such as changes in economic conditions, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation and government actions. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. None of the Banks undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Any offer made in or into the United States will only be made by the Banks and/or RFS Holdings directly or by a dealer-manager that is registered with the SEC.

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